EXHIBIT 12.1

RELIANT ENERGY, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003(1)	2004	2003(2)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$111,510	$143,426	$312,138	$327,579
Capitalized interest	11,187	19,566	38,738	67,058
Interest within rent expense	28,386	24,893	73,892	69,160

Total fixed charges	151,083	187,885	424,768	463,797

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	$197,946	$(654,240)	$24,834	$(769,186)
(Income) loss of equity investments of unconsolidated subsidiaries	(344)	(2,982)	9,244	617

Subtotal	197,602	(657,222)	34,078	(768,569)

Plus –
Fixed charges from above	151,083	187,885	424,768	463,797
Amortization of capitalized interest	2,053	1,553	5,816	4,064
Distributed income of equity investees	1,000	650	3,100	2,900
Less –
Capitalized interest	(11,187)	(19,566)	(38,738)	(67,058)

	$340,551	$(486,700)	$429,024	$(364,866)

Ratio of earnings from continuing operations to fixed charges	2.25	—	1.01	—

(1)	For the three months ended September 30, 2003, our earnings from continuing operations were insufficient to cover our fixed charges by $675 million.

(2)	For the nine months ended September 30, 2003, our earnings from continuing operations were insufficient to cover our fixed charges by $829 million.